Room 4561
Via fax (954) 331-7235

June 27, 2008

Scott Scherr
Chief Executive Officer
The Ultimate Software Group, Inc.
2000 Ultimate Way
Weston, FL 33326

> **Re: The Ultimate Software Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on March 13, 2008**
> **File no. 0-24347**

Dear Mr. Scherr:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1A. Risk Factors, page 13

1. We note that the Company included your risk factors disclosure as Exhibit 99.1 to the Form 10-K. Tell us how you determined that inclusion of the risk factor disclosures as an Exhibit is appropriate.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

2.   We note within your discussion of revenue fluctuations that there are instances where two or more sources of a material change have been identified, but the sources that contributed to the change were not quantified. For instance, we note that increases in recurring revenues resulted from increases in (1) Intersourcing revenues and (2) maintenance revenues, however you do not quantify the increase for each. Please tell us how you have considered quantifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance. In addition, tell us how you considered providing additional information within your discussion of Intersourcing and maintenance revenues (i.e. number of new contracts, number of new customers, volume/pricing data, etc.) to further explain the changes within these sources of revenue.

Note 3. Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Segment Information, page 47

3.   We note that the Company operates its business as a single segment. We further note that in 2006 the Company acquired RTIX Limited, whose operations are located in United Kingdom and you also formed a wholly-owned subsidiary in Canada to accommodate future operations in Canada. Please tell us how you considered the guidance in paragraph 38 of SFAS 131 to separately disclose revenues and long-lives assets by geographic areas.

Item 9A: Controls and Procedures, page 74

4.   We note your disclosure that "the Company's management, including the CEO and CFO, concluded that as of December 31, 2007, the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's periodic SEC reports." These disclosures are significantly more limited than what is called for under Rule13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely

decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

5.   We note your statement that a "…there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at 202-551-3481, or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief